Rule 424(b)(3)
                                 Registration Statement 333-90611



                      PROSPECTUS SUPPLEMENT

                      DATED MARCH 19, 2003

                               TO

                PROSPECTUS DATED NOVEMBER 9, 1999

             _______________________________________


                  ALPHA HOSPITALITY CORPORATION

             _______________________________________

     This  Prospectus  Supplement,  dated  March  19,  2003  (the
"Supplement"), supplements that certain Prospectus dated November
9, 1999 (the "Prospectus") and should be read in conjunction with such Prospectus.

                      SELLING SHAREHOLDERS

     The  following information amends and restates the  "Selling
Stockholders" section of the Prospectus:

     The shares of common stock offered in this prospectus are being registered for re-offers and re-sales by selling shareholders of Alpha who may acquire the shares upon the exercise of options granted under the 1993 and 1998 stock option plans. The selling shareholders may resell all or some of the shares that they may acquire upon exercise of options under either of the plans. They will be eligible to sell those shares whether or not they presently have the intention to do so. The table below assumes that all of the shares being offered will be sold, but we cannot assure you that the selling shareholders will sell all or any of their shares.

     The following table sets forth, as of February 20, 2003, certain information with respect to the beneficial ownership of our common stock by the selling shareholders named in it. As of February 14, 2003, there were 4,928,117 shares of common stock issued and outstanding. The column under the heading "Number of shares beneficially owned prior to offering" includes all shares owned by the named person, shares issuable upon exercise of warrants and shares that he or she may acquire upon exercise of options under the 1993 and 1998 stock option plans.


Name                  Number of  Number of  Number of  Percentage
                       Shares     Shares     Shares       of
                      Beneficia    Being  Beneficially  Outstanding
                      lly Owned   Offered   Owned        common
                      Prior to               After        stock
                      Offering              Offering      After
                                                         Offering
Robert A. Berman(1)   2,850,500   97,516    2,751,984    55.8%
                         (2)
Scott A.              128,962(4)  99,016     29,946        *
Kaniewski(3)
Thomas Aro(5)         50,000(6)   50,000        0          0
Paul deBary(7)        61,103(8)   19,000     42,103        *
Thomas Puccio(9)      19,000(10)  19,000        0          0
William Hopson(11)    20,500(12)  20,500        0          0
Morad Tahbaz(13)      17,500(14)  17,500        0          0
Jay Holt(15)          19,000(16)  19,000        0          0

______________
     * less than 1%


     (1)  Robert  A.  Berman has served as a director  and  Chief
          Executive Officer of Alpha since February 2002.

     (2) Consists of 390,127 shares owned by Robert A. Berman, 97,516 shares issuable upon the exercise of options, 2,326,857 shares owned by Bryanston Group, Inc. ("Bryanston") and 66,000 shares owned by Beatrice Tollman (with respect to such shares owned by Bryanston and Beatrice Tollman, Robert A. Berman has exclusive voting rights for a three year period. Robert A. Berman disclaims beneficial ownership of any of the shares owned by Bryanston and Beatrice Tollman for any purpose other than voting). Debbie N. Berman, the wife of Robert A. Berman, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 4,090 shares. Robert A. Berman disclaims beneficial ownership of such shares. Debbie N. Berman and Philip Berman, the brother of Robert A. Berman are co-trustees for the Berman Family Trust, which owns 12,272 shares and have joint power to vote or to direct the vote and joint power to dispose or to direct the disposition of the shares. Robert A. Berman disclaims beneficial ownership of such shares.

     (3) Scott A. Kaniewski has served as a director of Alpha since February 2002 and the Chief Financial Officer of Alpha since May 2002.

     (4) Consists of 1,440 shares owned by Scott A. Kaniewski, 28,506 shares owned by the Kaniewski Family Limited Partnership, which he is the general partner and a 1% limited partner (with respect to which Mr. Kaniewski has sole voting and disposition rights) and 99,016 shares issuable upon the exercise of options. Scott A. Kaniewski disclaims beneficial ownership of the 28,221 shares owned by the Kaniewski Family Limited Partnership for any other purposes other than voting and dispositive powers. Does not include 34,552 shares owned by the KFP Trust whose sole trustee is Stacey B. Kaniewski, the wife of Scott A. Kaniewski. Stacey
          B. Kaniewski has sole power to vote or direct the vote and sole power to dispose or direct the disposition of these shares. Scott
          A. Kaniewski disclaims beneficial ownership of the shares owned by the KFP Trust.

     (5)  Thomas  W. Aro has served as a director of Alpha  since
          February 1, 1994, and as Vice President of Alpha since its formation in 1993 and as Secretary of Alpha since May 1998. Mr. Aro also serves as Chief Operating Officer of Alpha's gaming subsidiaries.

     (6) Consists of 50,000 shares of common stock issuable upon the exercise of options granted to Thomas W. Aro, all of which options are currently exercisable.

     (7)  Paul deBary has served as a director of Alpha since March
          2002.

     (8)  Includes 42,103 shares owned by Paul deBary and  19,000 shares of common stock issuable upon the exercise of options granted to Paul deBary, all of which options are currently exercisable.

     (9)  Thomas P. Puccio has served as a director of Alpha since
          December 2002.

     (10) Consists of 19,000 shares of common stock issuable upon the exercise of options granted to Thomas P. Puccio, all of which options are currently exercisable.

     (11) William W. Hopson has served as a director of Alpha since
          March 2002.

     (12) Consists of 20,500 shares of common stock issuable upon the exercise of options granted to William H. Hopson, all of which options are currently exercisable.

     (13) Morad  Tahbaz has served as a director of  Alpha  since
          February 15, 2003.

     (14) Consists of 17,500 shares of common stock issuable upon the exercise of options granted to Morad Tahbaz, all of which options are currently exercisable.

     (15) Jay Holt has served as a director of Alpha since February
          20, 2003.

     (16) Consists of 19,000 shares of common stock issuable upon the exercise of options granted to Jay Holt, all of which options are currently exercisable.

     All provisions of the Prospectus not specifically amended by this Supplement remain in full force and effect.

     Please insert this Supplement into your Prospectus and retain both this Supplement and the Prospectus for future reference. If you would like to receive a copy of the Prospectus please write to Alpha Hospitality Corporation's Corporate Secretary at 707 Skokie Boulevard, Suite 600, Northbrook, IL 60062 or call (847) 418-3804.